Exhibit 1

FOR IMMEDIATE RELEASE
June 13, 2005

FOR ADDITIONAL INFORMATION PLEASE CONTACT JEAN R. HALE, CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER, COMMUNITY TRUST BANCORP, INC. AT (606) 437-3294

Community Trust Bancorp, Inc. Acquires Heritage Community Bank of Danville

Pikeville, Kentucky: Community Trust Bancorp, Inc. (NASDAQ-CTBI) is pleased to announce that it has completed its acquisition of Heritage Community Bank of Danville, Kentucky. On June 10, 2005, Heritage Community Bank was merged with Community Trust Bank, Inc., the bank subsidiary of Community Trust Bancorp, Inc. All former Heritage Community Bank offices will now operate as branch offices of Community Trust Bank, Inc.

“We are very excited about the opportunity to serve the Danville market and to be an active participant in the continuing growth and development of the area,” said Jean R. Hale, Chairman, President and CEO of Community Trust Bancorp, Inc.

Including the acquisition, Community Trust Bancorp, Inc., which is headquartered in Pikeville, Kentucky, has assets of $2.9 billion and 74 banking locations across eastern, northern, central, and south central Kentucky, five banking locations in southern West Virginia, two loan production offices in Kentucky, and five trust offices across Kentucky.